File No. 70-8933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________________
AMENDMENT NO. 2
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
Cinergy Services, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                       William J. Grealis
Associate General Counsel                 President
Cinergy Corp.                             Cinergy Investments, Inc.
(address above).                          (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

1. Section 6 of Item 1.C of the Application-Declaration ("Description of Proposed Transactions/ Customer Financing") is hereby amended by adding the following paragraph at the end of the text set forth under that caption:

         "To the extent that Cinergy or Investments finances any such loans made by Solutions (including any subsidiaries thereof), by providing Solutions with the funds to make such loans, such internal funding would be included within the contemplated aggregate investment of $100 million described below (see Item 1.D)."

2. The second paragraph of Item 1.D of the Application-Declaration is hereby restated in its entirety to read as follows:

         "Thereafter, from time to time through December 31, 2001, in order to assist in the financing of Solutions' proposed business activities (see Item 1.C), Cinergy and Investments expect to invest not more than $100 million in Solutions (including any subsidiaries of Solutions), either by acquiring securities of Solutions or making cash capital contributions to Solutions, in exempt transactions pursuant to Rules 52 and 45(b)(4)./1/"

                                SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: November 26, 1996


                                CINERGY CORP.


                                By: /s/ William L. Sheafer
                                Treasurer


                                CINERGY INVESTMENTS, INC.


                                By:  /s/ William L. Sheafer
                                Treasurer


                                CINERGY SERVICES, INC.


                                By: /s/ William L. Sheafer
                                Treasurer


                           ENDNOTES

/1/ Under Rule 52, Solutions' (and its subsidiaries') issuances of additional securities (common and preferred stock and any debt securities) to non-associates, as well as any issuances thereof to and acquisitions by associate companies, for the purpose of financing Solutions' existing business are exempt from prior Commission approval under the Act (provided that, with respect to any debt security issued by Solutions to any associate company, the interest rate and maturity date thereof are designed to parallel the effective cost of capital of the lending associate company). Rule 45(b)(4) exempts from prior Commission approval capital contributions (and non-interest bearing open-account advances) by any associate company to Solutions. Additional investments by Cinergy and Investments in Solutions and any subsidiary thereof would be funded (1) as to Cinergy, through sales of commercial paper and short-term notes to banks and other financial institutions (see File No. 70-8521, Rel. No. 35-26488, March 12, 1996) and/or through internally generated funds; and (2) as to Investments, through capital contributions, loans, and/or open-account advances from Cinergy (pursuant to Rules 45(b)(4) and 52) and/or internally generated funds.